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14045303

SEC
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Section

JUN 02 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisor Direct

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ADVISOR DIRECT INC. SIX KIMBALL LANE, SUITE 150
(No. and Street)

LYNNFIELD (City) MA (State) 01940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM, LLP
(Name – *if individual, state last, first, middle name*)

53 STATE STREET (Address) BOSTON (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/4/14

CD/4/14

OATH OR AFFIRMATION

I, JAMES WALLACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVISOR DIRECT INC., as of MARCH 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SUSAN L. RICHARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 28, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISOR DIRECT, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND FOR THE PERIOD
JANUARY 1, 2013 THROUGH MARCH 31, 2014

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Advisor Direct, Inc.
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)

Report on the Financial Statements

We have audited the accompanying financial statements of Advisor Direct, Inc., a wholly-owned subsidiary of Investors Capital Holdings, Ltd. (the "Company") which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the period January 1, 2013 through March 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisor Direct, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the period January 1, 2013 through March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
May 29, 2014

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2014

Assets		
Current Assets		
Cash	$	75,473
Prepaid income taxes		815
Prepaid insurance		8,000
		84,288
Other Assets		
Intangible assets		32,500
		32,500
Total Assets	$	116,788
Liabilities and Shareholder's Equity		
Current Liabilities		
Due to affiliates	$	37,416
Total Liabilities		37,416
Shareholder's Equity		
Common stock, no par value;		
275,000 shares authorized, 1,000 shares issued and outstanding		20,225
Additional paid in capital		125,682
Accumulated deficit		(66,535)
Total Shareholder's Equity		79,372
Total Liabilities and Shareholder's Equity	$	116,788

The accompanying notes are an integral part of these financial statements.

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF OPERATIONS

FOR THE PERIOD JANUARY 1, 2013 THROUGH MARCH 31, 2014

Operating expenses	$ 45,293
Loss before income taxes	(45,293)
Current income tax benefit - State	(815)
Net loss	$ (44,478)

The accompanying notes are an integral part of these financial statements.

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE PERIOD JANUARY 1, 2013 THROUGH MARCH 31, 2014

	Capital Stock								
	Common Shares		Amount		Additional Paid-in Capital		Accumulated Deficit		Total Shareholder's Equity
Balance - January 1, 2013	1,000	$	20,225	$	8,400	$	(22,057)	$	6,568
Return of capital to previous owner	--		--		(6,568)		--		(6,568)
Net loss	--		--		--		(44,478)		(44,478)
Pushdown of intangible asset acquired	--		--		32,500		--		32,500
Capital Contributions	--		--		91,350		--		91,350
Balance - March 31, 2014	1,000	$	20,225	$	125,682	$	(66,535)	$	79,372

The accompanying notes are an integral part of these financial statements.

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 1, 2013 THROUGH MARCH 31, 2014

Cash flows from operating activities:		
Net loss	$	(44,478)
Adjustments to reconcile net loss		
to cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		617
Prepaid income taxes		(815)
Prepaid insurance		(8,000)
Income taxes payable - state		(456)
Due to/from affiliates		37,416
Net cash used in operating activities		(15,716)
Cash flows from financing activities		
Return of capital to previous owner		(6,568)
Capital contributions		91,350
Net cash provided by financing activities		84,782
Net increase in cash		69,066
Cash, beginning of period		6,407
Cash, end of period	$	75,473
Supplemental disclosure of cash flow information:		
State income taxes paid	$	456
Pushdown of intangible asset acquired	$	32,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Advisor Direct, Incorporated ("AD" or the "Company") is a Broker-Dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered to operate as a (k)(1) Broker-Dealer where principal transactions are limited to mutual funds and/or variable annuities only. On January 25, 2013, Investors Capital Holdings, Ltd. ("ICH") acquired the Company for a cash purchase price of $32,500 and simultaneously changed its name from LifeVest Financial, Inc. to AD. AD is a wholly-owned subsidiary of ICH.

On October 27, 2013, ICH executed a definitive merger agreement (the "Merger Agreement") with RCS Capital Corporation ("RCAP") pursuant to which RCAP will acquire ICH and its subsidiaries, including AD, for a total consideration of approximately $52.5 million comprised of cash and RCAP stock. The closing of the transaction is subject to customary closing conditions, including FINRA approval of the proposed change in control, as well as both regulatory and shareholder approval of the transaction by ICH stockholders. The transaction is expected to close in July, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These statements are presented in accordance with General Accepted Accounting Principles within the United States of America ("U.S. GAAP"). The Company's policy is to prepare its financial statements on the accrual basis of accounting. Under this basis, revenues are recognized when earned rather than when received, and expenses are recorded when incurred rather than when paid. On November 11, 2013, FINRA approved a change in fiscal year end from December 31st to March 31st to conform with the year end of ICH; therefore, fifteen months are presented herein.

REVENUE RECOGNITION

Commission income and the recognition of related income expenses are recorded on a trade date basis. No commission income was generated or recognized for the period ended March 31, 2014.

CASH

The Company has deposits in financial institutions that insure its traditional deposits with the Federal Deposit Insurance Company ("FDIC") up to $250,000 per depositor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial Statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statement and the reported amounts of revenues and expenses during the period. Those estimates that deal with the valuation of securities and other assets, revenue recognition, legal reserves and the allowance for doubtful accounts involve a particularly high degree of judgment and complexity. Accordingly, actual results could differ from those estimates.

INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if AD filed a separate federal income tax return. The difference between the Company's federal statutory rate and the effective rate included in the financial statements is primarily the result of the recording of a full valuation allowance. The Company has timing differences between book and taxable income which consist of amortization of start-up costs and net operating losses. The components of the net deferred tax asset are net operating losses of $8,256, start-up costs of $10,768 and amortization of ($1,006). The Company recorded a full valuation allowance against its net deferred tax asset in the amount of $18,018 for the year ended March 31, 2014.

The Company recognizes and measures its unrecognized tax benefit or expense. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax expense or benefit is adjusted when new information is available or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax expense in income tax expense. No interest or penalties were recognized in 2014. The Company does not have any tax positions as of March 31, 2014 for which it is reasonably possible that the total amounts of unrecognized tax benefit or expense will significantly increase or decrease within twelve months of the reporting date.

INTANGIBLE ASSETS

ICH purchased the Company for $32,500 in January 2013. The purchase price was fully allocated to licenses with the Securities Exchange Commission, as well as FINRA and certain state registrations, which are all necessary to operate as a broker-dealer. These intangible assets have an indefinite life, thus no amortization was required to be recorded.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 29, 2014, the date the financial statements were available to be issued, and there were no sub events to report on as of that date.

NOTE 3 – DUE TO/DUE FROM AFFILIATES

In January 2014, the Company entered into an expense sharing agreement with both Investors Capital Corporation ("ICC"), also a subsidiary of ICH, and ICH. Expenses allocated to AD from ICC amounted to $2,880 in the form of management fees and $34,536 in direct expenses for audit and regulatory purposes from ICH for the fifteen months ended March 31, 2014.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company operates as a (k)(1) Broker Dealer limiting its principal transactions to mutual funds and variable annuities with a minimum net capital of $5,000. As of March 31, 2014, the Company had net capital of $26,795 (an excess of $21,795). The Company's net capital ratio for March 31, 2014 was 1.40 to 1.

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2014

SCHEDULE I

Net capital:				
Total shareholder's equity			$	79,372
Less: non-allowable assets from the statement of financial condition				42,577
Net capital before haircuts on securities				36,795
Less:				
Other deductions				10,000
Net capital				26,795
Computation of basic net capital requirement:				
Minimum dollar net capital requirement or	$	5,000		
1/15 x aggregate indebtedness		2,494		5,000
Excess net capital			$	21,795
Aggregate indebtedness			$	37,416
Percentage of aggregate indebtedness to net capital				139.64%

There were reconciling items per this report and the quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Net capital, previously reported	$	34,795
Adjustments:		
Accruals		(8,000)
Net capital, per above	$	26,795

See Independent Auditors' Report.

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2014

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15(c)(3)-3 under paragraph (k)(1).

See Independent Auditors' Report.

ADVISOR DIRECT, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2014

SCHEDULE III

Information relating to possession or control requirements is not applicable, as the Company qualifies for exemption pursuant to Rule 15(c)(3)-3 under paragraph (k)(1).

See Independent Auditors' Report.

MARCUM
ACCOUNTANTS ▲ ADVISORS

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
Advisor Direct, Inc.

In planning and performing our audit of the financial statements of Advisor Direct, Inc. (the "Company") as of and for the period Janaury 1, 2013 through March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. We did identify a deficiency that we consider to be a material weakness related to the accounting system with regards to a lack of segregation of duties since the Company is owned and operated by one individual.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 29, 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

Authorized Signature/Title 1/17/2014 Date

SIPC-3 2014

8-067381 FINRA DEC 2/28/2007
ADVISOR DIRECT
6 KIMBALL LANE
LYNNFIELD, MA 01940

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.